As filed with the Securities and Exchange Commission on May 30, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Quarterly Report for the Three Months Ended March 31, 2003


                             DYNEA INTERNATIONAL OY

                      13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                                 Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   |_|                                         No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           DYNEA INTERNATIONAL OY





                                           By: /s/ Filip Frankenhaeuser
                                               ------------------------
                                               Name:  Filip Frankenhaeuser
                                               Title: Chief Financial Officer


Date: May 30, 2003

Exhibits

1.1     Quarterly Report for the Three Months Ended March 31, 2003